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<SROS>NASDAQ
<REPORTING-OWNER>
  0001183840
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Intergraph Corporation
  0000351145
  <IRS-NUMBER>630573222
</SUBJECT-COMPANY>
<PERIOD>02/06/03
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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Laster, Larry
   Intergraph Corporation


   Huntsville, AL  35894
2. Issuer Name and Ticker or Trading Symbol
   Intergraph Corporation (INGR)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   2/6/2003
5. If Amendment, Date of Original (Month/Day/Year)
   02/07/03
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below) and Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  02/05/03    G        4,900         D  $0.0000 (1)                 D  Direct
Common Stock                                  02/05/03    M        5,000         A  $5.3750                     D  Direct
Common Stock                                  02/05/03    S        5,000         D  $17.5000     18,047         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $5.3750         02/05/03       M                          5,000            (2)          10/20/08
to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  02/05/03  Common Stock                   5,000                     15,000        D   Direct
to buy)

Explanation of Responses:

(1)
This transaction was a gift of share certificates to an IRSC Section 501 (c)3 Charitable Organization, for which no cash considerati on was received.
(2)
This option is exercisable at 25% on the second anniversary of grant, and then 25% per year on anniversary until completed.
-
This amended Form 4 corrects Filer's address.

SIGNATURE OF REPORTING PERSON
/S/ Laster, Larry
DATE 02/12/03